Direct Dial: 212-801-9362
e-mail: marsicoa@gtlaw.com

May 11, 2006

VIA EDGAR TRANSMISSION
----------------------
John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
ATTENTION: William A. Bennett, Esq.
Mail Stop: 35-61


               Re:  Media & Entertainment Holdings, Inc.
                    Form S-1 Registration Statement
                    File No. 333-128218
                    -------------------

Dear Mr. Reynolds:

        On behalf of Media & Entertainment Holdings, Inc., a Delaware corporation (the "Registrant"), we transmit herewith for filing with the Securities and Exchange Commission (the "Commission"), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended (the "Securities Act"), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 2 ("Amendment No. 2") to the Registrant's Registration Statement on Form S-1 (File No. 333-128218), originally filed with the Commission on September 9, 2005 and amended by Amendment No. 1 thereto ("Amendment No. 1") filed with the Commission on October 17, 2005 (as amended by Amendment No. 1, the "Registration Statement"), including one complete electronic version of the exhibits listed as filed therewith.

        Amendment No. 2 responds to the comments heretofore received from the Commission's staff (the "Staff") by letter dated November 14, 2005 (the "Comment Letter") with respect to Amendment No. 1. Other changes highlighted in Amendment No. 2 reflect (i) a number of structural changes that have been made to the offering, primarily as a result of the retention of Ladenburg Thalmann & Co. Inc. ("Ladenburg") as representative of the underwriters, (ii) internal developments with respect to the Registrant's capitalization, equity ownership and management since the filing of Amendment No. 1 with the Commission, and
(iii) the decision of the Registrant and the underwriters to seek to apply to have the securities being registered under the Registration Statement listed on the American Stock Exchange, as opposed to having them quoted on the OTC Electronic Bulletin Board.

Securities and Exchange Commission
Page 2

        With respect to the structural changes made to the offering referred to above, please note that Amendment No. 2 has been revised throughout the document to reflect changes in the amount of securities being registered for offer and sale under the Securities Act. Specifically, Amendment No. 2 is being filed to register the offer and sale of: (i) 11,250,000 (as opposed to 15,000,000) units (the "Offering Units"), with each Offering Unit consisting of one share of the Registrant's common stock, par value $.0001 per share (the "Common Stock"), and one (as opposed to two) warrants, each warrant to purchase one share of Common Stock (the "Warrants"), (ii) up to 1,687,500 (as opposed to 2,250,000) units (the "Over-Allotment Units"), with each Over-Allotment Unit consisting of one share of Common Stock and one (as opposed to two) Warrants, that may be issued upon exercise of a 45-day option granted to the underwriters to cover over-allotments, (iii) up to 1,125,000 (as opposed to 750,000) units (the "Purchase Option Units"), with each Purchase Option Unit consisting of one share of Common Stock and one (as opposed to two) Warrants, which Ladenburg, acting as representative of the underwriters, will have the right to purchase for its own account or that of its designees, (iv) all shares of Common Stock and all Warrants issued as part of the Offering Units, the Over-Allotment Units and the Purchase Option Units and (v) all shares of Common Stock issuable upon exercise of the Warrants included in the Offering Units, the Over-Allotment Units and the Purchase Option Units.

        Furthermore, the Registrant, Ladenburg and Jesup & Lamont Securities Corporation ("J&L") have agreed to increase the offering price of the Offering Units from $6.00 to $8.00. However, since the number of Offering Units being offered under the prospectus included in Amendment No. 2 (the "Prospectus") has been reduced from 15,000,000 to 11,250,000, the total public offering price of the offering will remain $90,000,000, exclusive of underwriting discounts and commissions and expenses of the offering. Also, the number of Over-Allotment Units that may be available to the underwriters will remain at 15% of the Offering Units.

        Moreover, the Registrant, Ladenburg and J&L have agreed to increase the exercise price of the Warrants included in the Offering Units and the Over-Allotment Units from $5.00 per share to $6.00 per share. Because the exercise price of the Warrants included in the Purchase Option Units is 125% of the exercise price of the Warrants included in the Offering Units and the Over-Allotment Units, the exercise price of the Warrants included in the Purchase Option Units has been increased from $6.25 per share to $7.50 per share.

        All of the foregoing changes in the structure of the offering have been reflected throughout Amendment No. 2, including in the Calculation of Registration Fee table. As a result, the registration fee has been recalculated to $21,486.94. Because the Registrant paid $34,250.70 by wire transfer of immediately available funds to the Commission's U.S. Treasury lockbox depository account maintained at Mellon Bank N.A. (Receiving Bank ABA No. 043000261) in payment of the applicable registration fee in connection with the initial filing of the Registration Statement on September 9, 2005, no additional registration fee is payable in connection with the filing of Amendment No. 2.

Securities and Exchange Commission
Page 3

        $86,600,000 (or $99,425,000 if the underwriters' over-allotment option is exercised in full), or approximately $7.70 per unit, which includes (i) the portion of the underwriting discount and the full amount of the representative's non-accountable expense allowance being deferred (as discussed below), and (ii) the proceeds of $1,800,000 from the private sale of warrants to the Registrant's existing stockholders simultaneously with the consummation of this offering discussed below, after deducting offering expenses of approximately $600,000 and an additional $100,000 to be used for miscellaneous working capital purposes, will be placed in a trust account at JPMorganChase NY Bank, maintained by Continental Stock Transfer & Trust Company, acting as trustee, under an agreement to be signed on the date of the Prospectus.

        The underwriters have agreed to defer payment of a portion of the underwriting discount equal to 2% of the gross proceeds of the offering, or $1,800,000 (or $0.16 per unit), or $2,070,000 if the underwriters'
over-allotment option is exercised in full, and the full amount of the representative's non-accountable expense allowance, or $900,000. These proceeds will be held in the trust account and will not be released until the earlier to occur of the consummation of the Registrant's initial business combination, in which case such proceeds will be released to the underwriters, or its liquidation on the terms described in the Prospectus, in which case the proceeds will be distributed to the public stockholders together with all of the other funds held in the trust account.

        As a result of the foregoing, a total of approximately 96.22% (as opposed to approximately 88.5% as reflected in Amendment No. 1) of the gross proceeds from the offering will be held in the trust account.

        The Registrant and the underwriters believe that the deferment of a portion of the underwriting discount and the full amount of the representative's non-accountable expense allowance and the placement of these proceeds in the trust account will benefit the Registrant's public stockholders in the event of a liquidation prior to the Registrant's initial business combination or in the event that less than 20% of its public stockholders (but not the existing stockholders) elect to convert their shares of common stock in connection with the initial business combination. Therefore, unless and until the initial business combination is consummated, the proceeds held in the trust account will not be available for use by the Registrant for any expenses related to the offering, expenses that it may incur related to the investigation and selection of a target business or the negotiation of an agreement to effect an initial business combination. However, up to an aggregate of $2,340,000 of the interest accrued on the amounts held in the trust account (net of taxes payable by the trust) will be released to the Registrant in monthly installments to fund a portion of its working capital requirements. Once an aggregate of $2,340,000 is released to the Registrant, all of the interest earned on the amounts held in the trust account (net of taxes payable by the trust) will remain in the trust account until the Registrant consummates its initial business combination or liquidates.

        In addition, the Registrant's "existing stockholders" and certain of their affiliates have also committed to purchase an aggregate of 1,800,000 Warrants, at a price of $1.00 per warrant (the "Existing Stockholders' Warrants"), for an aggregate purchase price of $1,800,000. These purchases will occur on a private placement basis simultaneously

Securities and Exchange Commission
Page 4

with the consummation of the offering of Offering Units to the public. All of the proceeds received by the Registrant from these purchases of Existing Stockholders' Warrants will be placed in the trust account. The Existing Stockholders' Warrants will be identical to the Warrants included in the Offering Units and the Over-Allotment Units, except that the Existing Stockholders' Warrants may be exercisable on a cashless basis, so long as such warrants are held by the Registrant's existing stockholders or their affiliates.

        It is contemplated that the above-referenced private placement of Existing Stockholders' Warrants will be consummated simultaneously with the consummation of the offering of the Offering Units pursuant to the exemption from the registration requirements of the Securities Act contained in Section 4(2) of the Securities Act. The purchasers of the Existing Stockholders' Warrants have entered into binding subscription agreements with the Registrant in which such purchasers, each of whom is an existing stockholder of the Registrant (or an affiliate thereof), have irrevocably agreed to purchase the Existing Stockholders' Warrants subject to one remaining condition - the Commission declaring the Registration Statement effective. Furthermore, the purchasers of $700,000 of Existing Stockholders' Warrants, including all of the Registrant's officers and directors, have agreed not to sell or transfer their Existing Stockholders' Warrants (or any of the underlying shares of Common Stock) until 90 days after the consummation of the Registrant's initial business combination, and the sole purchaser of $1,100,000 of Existing Stockholders' Warrants has agreed not to sell or transfer its Existing Stockholders' Warrants (or any of the underlying shares of Common Stock) until 90 days after the date of the Prospectus or such earlier date as the Warrants included as part of the Offering Units sold in this offering begin separate trading.

        While the holders of Existing Stockholders' Warrants will have registration rights in respect of their Existing Stockholders' Warrants and the shares of Common Stock underlying the Existing Stockholders' Warrants, such registration rights may not be exercised by the holders thereof until the applicable "lock-up" of their Existing Stockholders' Warrants expires (i.e., (A) with respect to $700,000 of the Existing Stockholder Warrants, including all of the Existing Stockholder Warrants to be held by all of the Registrant's officers and directors and certain of their affiliates, 90 days after consummation of the Registrant's initial business combination, and (B) with respect to $1,100,000 of the Existing Stockholders' Warrants to be held by one holder, 90 days after the date of the Prospectus or such earlier date as the Warrants included as part of the Offering Units sold in this offering begin separate trading ). Neither the Existing Stockholders' Warrants, nor the shares of Common Stock underlying the Existing Stockholders' Warrants, are included in the Registration Statement, and such securities are NOT being registered in this offering. As stated above, each of the purchasers of the Existing Stockholders' Warrants are existing stockholders of the Registrant and have each completed their investment decision prior to the filing with the Commission under the Securities Act of any RESALE registration statement that will seek to register the Existing Stockholders' Warrants and the shares of Common Stock underlying the Existing Stockholders' Warrants for public resale under the Securities Act. The only remaining condition to the purchase of such securities by the Registrant's existing stockholders is the effectiveness of this Registration Statement.

Securities and Exchange Commission
Page 5

        Furthermore, each of the purchasers of the Existing Stockholders' Warrants has represented to the Registrant (i) that it has been advised that the Existing Stockholders' Warrants have not been registered under the Securities Act; (ii) that it is acquiring the Existing Stockholders' Warrants for its account for investment purposes only; (iii) that it has no present intention of selling or otherwise disposing of the Existing Stockholders' Warrants (or any of the underlying shares of Common Stock) in violation of the securities laws of the United States; (iv) that it is an "accredited investor" as defined by Rule 501 of Regulation D promulgated under the Securities Act; and (v) that it is familiar with the proposed business, management, financial condition and affairs of the Registrant. Additionally, the Registrant notes that the Existing Stockholders' Warrants, although virtually identical to the Warrants included as part of the Offering Units, may be exercised on a cashless basis (unlike the Warrants included in the Offering Units) and the existing stockholders have agreed not to sell or transfer such Existing Stockholders' Warrants (or the underlying shares of Common Stock) until the expiration of the applicable lock-up period with respect to their existing stockholders' warrants.

        In connection with and in preparation of the above-described private placement of Existing Stockholders' Warrants, in April 2006, each of Messrs. Granath, Seslowsky, Clauser and Maggin privately transferred 1,250 shares of common stock (collectively an aggregate of 5,000 shares) to each of Richard Weden and William A. Roskin, and 2,500 shares of common stock (collectively an aggregate of 10,000 shares) to Edward T. Reilly, who along with Messrs. Weden and Roskin are the Registrant's three independent directors. The private transfers were made to Messrs. Weden, Roskin and Reilly at the same price per share (approximately $0.0067) that each of Messrs. Granath, Seslowsky, Clauser and Maggin paid for their shares. The private transfers were made in consideration of the commitment of each of Messrs. Weden, Roskin and Reilly to purchase Existing Stockholders' Warrants simultaneously with the consummation of the offering of the Offering Units. In addition, in April 2006, each of Messrs. Granath, Seslowsky, Clauser and Maggin privately transferred 1,250 shares of common stock (collectively a total of 5,000 shares) to Joseph Tirinato, 26,500 shares of common stock (collectively a total of 106,000 shares) to Astor Asset Management, and 625 shares of common stock (collectively a total of 2,500 shares) to each of Benjamin M. Maggin and Daniel M. Maggin, the adult children of Bruce Maggin. The private transfers were made to Mr. Tirinato, Benjamin M. Maggin and Daniel M. Maggin, none of whom is an officer or director of the Registrant, and to Astor Asset Management, which is not otherwise affiliated with the Registrant or any of its officers or directors, at the same price per share (approximately $0.0067) that each of Messrs. Granath, Seslowsky, Clauser and Maggin paid for their shares. The private transfers were made in order to have Mr. Tirinato, Benjamin M. Maggin, Daniel M. Maggin and Astor Asset Management become involved in the private placement of Existing Stockholders' Warrants and in consideration of their commitment to purchase Existing Stockholders' Warrants simultaneously with the consummation of the offering of the Offering Units.

        The foregoing private transfers were made in reliance upon the exemption from the registration requirements of the Securities Act pursuant to the so-called Section 4(1-1/2)

Securities and Exchange Commission
Page 6

exemption. All of the foregoing private transfers were made by persons or entities other than the Registrant or any underwriter or dealer and not involving any public offering. The private transfers were made between accredited and sophisticated individuals or entities with no consideration being received by the Registrant and no underwriting discounts or commissions being paid with respect to such transfers. Furthermore, each transferee acknowledged that it was acquiring the shares for its account for investment purposes only and that it had no present intention of selling or otherwise disposing of the shares in violation of the securities laws of the United States.

        In connection with the agreement of the Registrant and the underwriters to adjust the structure of the offering as described above, effective April 25, 2006, each of Messrs. Granath, Seslowsky, Clauser and Maggin contributed to the Registrant, at no cost, 234,375 shares of Common Stock (collectively a total of 937,500 shares), effectively increasing the average purchase price to approximately $0.0089 per share. Appropriate changes have been made throughout Amendment No. 2 to reflect this contribution.

        We also supplementally advise the Staff that the amount of compensation to be allowed or paid to the underwriters in this offering, as restructured as set forth above, is currently being reviewed by the NASD and has not yet been cleared by the NASD at this time. Prior to the effectiveness of the Registration Statement, we will provide the Staff with a copy of the NASD letter or arrange for a call to you from the NASD once the NASD has stated that it has no objections regarding the underwriting arrangements in this offering.

        For the Staff's convenience, the Staff's comments contained in the Comment Letter have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff's comments contained in the Comment Letter) and the responses to each comment appear immediately below such comment. For the further convenience of the Staff, to the extent there have occurred pagination changes with respect to certain text contained in the Registration Statement, the Registrant has indicated the new page numbers on which the beginning of such revised text now appears in Amendment No. 2. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Comment Letter.

                                     *******

GENERAL

        1. WE REISSUE PRIOR COMMENT THREE TO OUR LETTER DATED SEPTEMBER 30, 2005. ADD DISCLOSURE TO THE PROSPECTUS OF THE FACTORS YOU CONSIDERED IN DETERMINING TO VALUE THIS OFFERING AT $90,000,000 AND OFFER THE UNITS AT $6.00 PER UNIT. WHAT FACTORS DID YOU CONSIDER WHEN DETERMINING THAT YOU MIGHT NEED $82,271,000 IN THE TRUST FUND TO EFFECT THE BUSINESS COMBINATION CONTEMPLATED BY THE REGISTRATION STATEMENT? DISCUSS THE SPECIFIC FACTORS AND MOTIVATIONS BEHIND THE VALUATION. PLEASE NOTE IN PARTICULAR THAT WE ARE NOT SEEKING SIMPLY WHETHER OR NOT YOU HAVE "A

Securities and Exchange Commission
Page 7

                SPECIFIC BUSINESS COMBINATION UNDER CONSIDERATION" BUT ARE LOOKING MORE TO THE TYPE, NATURE AND RESULTS TO DATE OF ANY AND ALL DILIGENCE, EVALUATIONS, DISCUSSIONS (FORMAL OR INFORMAL), NEGOTIATIONS AND/OR OTHER SIMILAR ACTIVITIES UNDERTAKEN, WHETHER DIRECTLY BY THE COMPANY, AN AFFILIATE THEREOF, OR AN UNRELATED THIRD PARTY, WITH RESPECT TO A BUSINESS COMBINATION TRANSACTION INVOLVING THE COMPANY. THIS INCLUDES THE TIME PERIOD BEFORE THE COMPANY'S CORPORATE EXISTENCE WAS ESTABLISHED ON JULY 8, 2005 AND ENCOMPASSES ANY AND ALL EVALUATIONS AND/OR DISCUSSIONS THAT MAY HAVE TAKEN PLACE PRIOR TO THE INVOLVEMENT OF THE PRINCIPALS WITH THE FORMAL ENTITY OF MEDIA & ENTERTAINMENT HOLDINGS, INC. GIVEN MANAGEMENT'S EXTENSIVE AND HIGH-LEVEL EXPERIENCE IN THE ENTERTAINMENT, MEDIA AND COMMUNICATIONS INDUSTRIES AS SENIOR EXECUTIVES, BUSINESS CONSULTANTS AND/OR ENTREPRENEURS, THE PRECISE NATURE OF THEIR KNOWLEDGE ABOUT THEIR ABILITY TO EFFECT A COMBINATION WITH A COMPANY WHOSE FAIR MARKET VALUE IS EQUAL TO AT LEAST 80% OF THE COMPANY'S NET ASSETS MAY BE MATERIAL INFORMATION FOR WHICH APPROPRIATE DISCLOSURE IS REQUIRED. CONSIDER ADDING YOUR SUPPLEMENTAL RESPONSE TO OUR PRIOR COMMENT IN THE PROSPECTUS. WE MAY HAVE FURTHER COMMENT.

        Per the Staff's comment above, the Registrant has added the following disclosure to page 3 of the "Summary" section and to page 35 of the "Business" section as suggested by the Staff:

        "In determining the size and nature of this offering, management held customary organizational meetings with representatives of the underwriters, both prior to inception of our company and thereafter, with respect to the state of capital markets, generally, and the amount the representatives believed they reasonably could raise on behalf of our company given our proposed target industries. At no time during these organizational meetings and thereafter were potential target businesses or acquisitions discussed. Although neither management nor any of management's agents, representatives or affiliates has conducted any research or taken any measures, directly or indirectly, to locate or contact a target business or independently research recent transactions in the target industries, management believes that the net proceeds of this offering, particularly in light of the fact that our company could also utilize a combination of cash and equity and/or debt securities as consideration in a potential acquisition, would be sufficient to enable our company to pursue either "spin-off" transactions with larger, well-established companies in the target industries (in which our company would acquire a target subsidiary or business division of a seasoned large or mid-cap company) or acquisitions of small- or mid-cap companies in the target industries with attractive valuations between $75 million and $500 million that are in need of a new, highly experienced management team. Management believes that companies that have valuations greater than $500 million generally are acquisition candidates for larger and more established operating companies that have developed marketing and distribution capabilities and the ability to leverage existing products and/or services to increase their market presence. Management further believes that whether it solely applies, as acquisition consideration,

Securities and Exchange Commission
Page 8

the proceeds of the trust, combines such proceeds with additional equity securities, or raises additional acquisition consideration through the issuance and sale of debt securities, it will be able to complete a business combination with a company whose fair market value is equal to at least 80% of our company's net assets."

        2. WE NOTE IN YOUR SUPPLEMENTAL RESPONSE TO PRIOR COMMENT THREE YOU INDICATE THE VALUATION WOULD BE SUFFICIENT TO ENABLE THE COMPANY TO "PURSUE EITHER SPIN-OFF TRANSACTIONS WITH LARGER, WELL-ESTABLISHED COMPANIES IN THE TARGET INDUSTRIES ... OR ACQUISITIONS OF SMALL-CAP COMPANIES IN THE TARGET INDUSTRIES WITH ATTRACTIVE VALUATIONS THAT ARE IN NEED OF A NEW HIGHLY EXPERIENCED MANAGEMENT TEAM." IT APPEARS THAT YOU ARE SEEKING THESE SPECIFIC TYPES OF TARGET BUSINESSES. PLEASE REVISE THE DOCUMENT ACCORDINGLY. ALSO, IT APPEARS THAT MANAGEMENT HAS INTENTIONS TO CONTINUE WITH THE POST-COMBINATION BUSINESS AS THE MANAGEMENT TEAM. THIS SHOULD BE DISCLOSED THROUGHOUT THE PROSPECTUS IN GREATER DETAIL.

        We respectfully refer the Staff to the Registrant's response to Comment 1 above.

        Furthermore, the Registrant has added disclosure to the Summary section on page 8 of Amendment No. 2 as follows (the language in bold-italics represents the new language):

        "ALTHOUGH IT IS OUR PRESENT INTENTION TO HAVE OUR CURRENT OFFICERS AND DIRECTORS REMAIN WITH US FOLLOWING A BUSINESS COMBINATION, the future role of our officers and directors and their respective remuneration, if any, in the target business following a business combination cannot presently be stated with any certainty. Our current officers and directors would only be able to remain with the company after the consummation of a business combination if they are able to negotiate employment or consulting agreements in connection with the business combination. Such negotiations would take place simultaneously with the negotiation of the business combination and could provide for such individuals to receive compensation in the form of cash payments and/or our securities for services they would render to the company after the consummation of the business combination. While the personal and financial interests of such individuals may influence their motivation in identifying and selecting a target business, the ability of such individuals to remain with the company after the consummation of a business combination will not be the determining factor in our decision as to whether or not we will proceed with any potential business combination. Additionally, we cannot assure you that our officers and directors will have significant experience or knowledge relating to the operations of the particular target business."

        The remainder of the above disclosure emphasizes that while it is the Registrant's present intention to have the current officers and directors remain with the Registrant post-acquisition, whether such individuals in fact remain with the Registrant is uncertain and will be due in large part to the structure and terms of any proposed business combination. Similar language as set forth above appears in Risk Factor #10 on page

Securities and Exchange Commission
Page 9

16 of Amendment No. 2, in the Use of Proceeds section on page 27 of Amendment No. 2, and in the section titled "Business--Limited ability to evaluate a target business' management" on page 38 of Amendment No. 2. The Registrant has also added conforming language to Risk Factor #12 on page 17 of Amendment No. 2.

        The Registrant has deleted the following language in the above-referenced disclosure contained in the Summary section, the Use of Proceeds section and the Business section, as such language does not reflect the present intention of management:

        "While it is possible that certain members of our management team will remain associated in senior management or advisory positions with us following a business combination, it is unlikely that any of them will devote their full efforts to our affairs subsequent to a business combination."

        With respect to Risk Factor #10, the language has been revised to read as follows (the language in bold-italics represents the new language):

        "ALTHOUGH IT IS OUR PRESENT INTENTION TO HAVE OUR CURRENT OFFICERS AND DIRECTORS REMAIN WITH US FOLLOWING A BUSINESS COMBINATION, we may employ other personnel following the business combination. Moreover, our current management will only be able to remain with the combined company after the consummation of a business combination if they are able to negotiate the same as part of any such combination. Such negotiations would take place simultaneously with the negotiation of the business combination and could provide for such individuals to receive compensation in the form of cash payments and/or securities for services they would render to our company after the consummation of the business combination. If we acquired a target business in an all-cash transaction, it would be more likely that current members of management would remain with us if they chose to do so. If a business combination were structured as a merger whereby the stockholders of the target company were to control the combined company, following a business combination, it may be less likely that management would remain with the combined company unless it was negotiated as part of the transaction via the acquisition agreement, an employment agreement or other arrangement. In making the determination as to whether current management should remain with us following the business combination, management will analyze the experience and skill set of the target business' management and negotiate as part of the business combination that certain members of current management remain if it is believed that it is in the best interests of the combined company post-business combination. If management negotiates such retention as a condition to any potential business combination, management may look unfavorably upon or reject a business combination with a potential target business whose owners refuse to retain members of our management post-business combination, thereby resulting in a conflict of interest. WHILE THE PERSONAL AND FINANCIAL INTEREST OF SUCH INDIVIDUALS MAY INFLUENCE THEIR MOTIVATION IN IDENTIFYING AND SELECTING A TARGET BUSINESS, THE ABILITY OF SUCH INDIVIDUALS TO REMAIN WITH THE COMPANY AFTER THE CONSUMMATION OF A BUSINESS COMBINATION WILL NOT BE THE DETERMINING FACTOR IN OUR DECISION AS TO WHETHER OR NOT WE WILL PROCEED WITH ANY POTENTIAL BUSINESS COMBINATION..." (emphasis added)

Securities and Exchange Commission
Page 10

        The Registrant respectfully believes that such disclosure is adequate to accurately reflect the intent of management relating to their respective roles post-acquisition.

SUMMARY, PAGE 1

        3. WE NOTE THE REMOVAL FROM RISK FACTOR 6 OF THE STATEMENT THAT "THE ABILITY OF SUCH INDIVIDUALS [I.E. OFFICERS AND DIRECTORS] TO REMAIN WITH THE COMPANY AFTER THE CONSUMMATION OF A BUSINESS COMBINATION WILL NOT BE THE DETERMINING FACTOR IN OUR DECISION AS TO WHETHER OR NOT WE WILL PROCEED WITH ANY POTENTIAL BUSINESS COMBINATION." IN LIGHT OF THE REMOVAL, IF THE OPPOSITE IS TRUE, PLEASE CLEARLY DISCLOSE THROUGHOUT THE PROSPECTUS.

        We respectfully refer the Staff to the Registrant's response to Comment 2 above.

RISK FACTORS

        4.      PLEASE UPDATE RISK FACTOR 4.

        The Registrant has updated Risk Factor 4 accordingly.

                                     *******

        The Registrant hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.

        Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification in respect of Amendment No. 2, please do not hesitate to contact the undersigned.

                                               Very truly yours,

                                               /s/ Anthony J. Marsico
                                               --------------------------

                                               Anthony J. Marsico

cc:   Herbert A. Granath
      Harvey M. Seslowsky
      Peter H. Blum
      Stephen J. DeGroat
      James S. Cassel
      Alan I. Annex, Esq.
      Robert S. Matlin, Esq.
      Joseph G. Krassy, Esq.
      Bart H. Friedman
      Gary D. Huselton